UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SDSpecialized Disclosure Report

CURRENT REPORT

PROFIRE ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	001-36378	20-0019425
(State or other jurisdiction of incorporation)	Commission File Number)	(IRS Employer Identification No.)

321 South 1250 West, Suite 1, Lindon, Utah
(Address of principal executive offices)

84042
(Zip code)

Brenton W. Hatch (801) 796-5127
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2019.

Item 1.01. Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

A copy of our Conflict Minerals Report for the year ended December 31, 2019 is provided as exhibit 1.01 and on our website at www.profireenergy.com. The website and information accessible through it are not incorporated into this document.

Item 1.02 Exhibit

The registrant’s Conflict Minerals Report for the year ended December 31, 2019 is attached hereto as exhibit 1.01.

Item 2.01. Exhibits

The following exhibit is filed as part of this report:

Exhibit 1.01 – Conflict Minerals Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PROFIRE ENERGY, INC.

Date: May 20, 2020	By:	/s/ Brenton W. Hatch
Brenton W. Hatch
Chief Executive Officer